

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 4, 2008

Craig Creaturo
Chief Financial Officer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, PA 16056

> **Re:** **II-VI Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 27, 2008**
> **File No. 000-16195**

Dear Mr. Creaturo:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief